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[LOGO OF AMUNDI PIONEER]

VIA EDGAR

December 19, 2018

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:SEC Staff Sarbanes-Oxley Review of Pioneer Series Trust V Filings

Ladies and Gentlemen:

   This letter is to respond to comments received on November 19, 2018 from Ms. Megan Miller of the Staff of the Securities and Exchange Commission (the "Commission") in connection with the Staff's review of financial statements for the fiscal year ended August 31, 2018 and other filings made by Pioneer Series Trust V (the "Registrant").

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1.  Comment:   The Staff requested that the Registrant confirm in its response the status of Pioneer Long/Short Bond Fund, Pioneer Long/Short Opportunistic Credit Fund and Pioneer Absolute Return Bond
               Fund, each of which is shown as "active" in the Edgar system, although each such fund appears to be inactive.

    Response:  The Registrant confirms that the status of each of Pioneer
               Long/Short Bond Fund, Pioneer Long/Short Opportunistic Credit Fund and Pioneer Absolute Return Bond Fund has been changed to "inactive" in the Edgar system.

2.  Comment:   The Staff requested that the Registrant explain in its response the frequency that the "Due from the Adviser" account noted on the Statement of Assets and Liabilities for each of Pioneer
               Corporate High Yield Fund and Pioneer Global Equity Fund is settled, and confirm whether the settlement terms for such account are the same terms as for the "Due to affiliates" account.

    Response:  The Registrant confirms that the "Due from the Adviser" account settles monthly and has the same settlement terms as the "Due to affiliates" account.

3.  Comment:   The Staff noted that Pioneer Corporate High Yield Fund has reported consistently high portfolio turnover in its financial highlights. The Staff requested that the Registrant explain in its response if active and frequent trading is part of the Fund's principal investment strategy and, if so, to add applicable risk disclosure to the Fund's prospectus.

    Response:  The Registrant notes that high portfolio turnover is a product of the adviser's execution of the investment strategies stated in the Fund's prospectus, and is not itself a principal investment strategy of the Fund. The Registrant notes that it will add a risk factor to the Fund's prospectus to address the Fund's high portfolio turnover.
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4.  Comment:   The Staff requested that the Registrant confirm that Pioneer
               Corporate High Yield Fund has identified in its Schedule of Investments by an appropriate symbol each issue of security which is non-income producing in accordance with Article 12 of Regulation S-X.

    Response:  The Registrant confirms that Pioneer Corporate High Yield Fund has identified in its Schedule of Investments by an appropriate symbol each issue of security which is non-income producing in accordance with Article 12 of Regulation S-X.

5.  Comment:   The Staff noted that Pioneer High Income Municipal Fund is classified as a non-diversified fund. The Staff requested that the Registrant confirm that, if the Fund has been operating as a diversified fund for more than three years, the Fund will obtain shareholder approval prior to changing its status back to non-diversified.

    Response:  The Registrant confirms that the Fund has been operating as a diversified fund for more than three years, and will obtain shareholder approval prior to changing its status back to non-diversified.

6.  Comment:   The Staff noted that the Form N-14 registration statement in connection with the reorganization of Pioneer Emerging Markets
               Fund with Pioneer Global Equity Fund indicated that each Fund would pay approximately $31,250 in reorganization expenses and that the Adviser would bear the remaining reorganization costs.
               The Staff noted that the reorganization expense reported in the Statement of Assets and Liabilities of Pioneer Global Equity
               Fund was $106,817. The Staff requested that the Registrant confirm that the Funds and the Adviser paid reorganization costs as disclosed in the Form N-14 registration statement.

    Response:  The Registrant confirms that the Funds and the Adviser paid reorganization costs as disclosed in the Form N-14 registration statement. The Registrant notes that the reorganization expense payable reported on the Statement of Assets and Liabilities does not relate to reorganization-related costs. Instead, it represents all accrued expense payables from Pioneer Emerging Markets Fund's balance sheet as of the reorganization date. This expense bucket was created to track expense payables related to Pioneer Emerging Markets Fund. The payable was separately stated due to Pioneer Global Equity Fund's total accrued expense payable exceeding 5% of its total liabilities. The Registrant will appropriately allocate these payables into their respective buckets for future reporting cycles.
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   Please contact me directly at 617-422-4468 if you require any further clarification.

                                           Very truly yours,

                                      	   /s/ Mark E. Bradley
                                           ---------------------
                                           Mark E. Bradley

                                           Treasurer, Pioneer Funds

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cc:Michael Melnick
   Christopher Frazier
   Christopher Kelley
   Thomas Reyes